Exhibit 1

For Immediate Release

 Pointer Telocation Announces Completion of

Spin-off Plan of Shagrir Business

Rosh HaAyin, Israel, January 2, 2015, Pointer Telocation Ltd. (Nasdaq CM: PNTR) (“Pointer”) – Pointer is pleased to announce, further to its announcement of December 1, 2014, the completion as of December 30, 2014, of the transfer of certain assets and liabilities of its wholly owned subsidiary, Shagrir Systems Ltd. (“Shagrir”) into a new wholly owned subsidiary, Shagrir Group Vehicle Services Ltd. (“Shagrir Group”). The merger between Shagrir, with its remaining assets (primarily Fleet Management and Stolen Vehicle Recovery services), into Pointer has also been completed, with effective date of December 31, 2014 (subject to approval of the Israeli Registrar of Companies). As previously announced, Pointer intends, subject to the applicable legal requirements, to distribute the shares of Shagrir Group to Pointer's shareholders as a dividend-in-kind and to use its best efforts to register these shares for trade on the Tel Aviv Stock Exchange.

Upon the distribution of the shares of Shagrir Group, Pointer will become a pure-play and focused Mobile Resource Management (MRM) global player. Certain pro-forma data was provided, for informational purposes, in the announcement of December 1, 2014.

Pointer is also pleased to announce the appointment of Mr. Jonathan Irroni as a director of the Company until the next annual general meeting of the shareholders of the Company. Mr. Irroni was nominated as a director by the Gandyr Group in accordance with their rights under a Share Purchase Agreement entered into on January 13, 2014.

About Pointer Telocation:

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Pointer Telocation. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Pointer Telocation with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Pointer Telocation to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the potential impact of, and opportunities created by the proposed reorganization and spin-off transaction; its dividends plans, the ability of Pointer to complete the contemplated transactions, the ability of each of NewCo and Pointer to conduct and expand their respective businesses following the proposed spin-off, changes in the markets in which Pointer Telocation operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect Pointer Telocation and its results of operations, as described in reports filed by Pointer Telocation with the Securities and Exchange Commission from time to time. Pointer Telocation does not assume any obligation to update these forward-looking statements.

Contact

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com